                                                                    Exhibit 12.2

                       Everest Reinsurance Holdings, Inc.
                 Ratio of Earnings / (Losses) to Fixed Charges
                             (Dollars in thousands)



                                            Six Months
                                           Ended June 30,                     Years Ended December 31,
                                          2002       2001         2001       2000       1999       1998        1997
                                          ----       ----         ----       ----       ----       ----        ----
Earnings: Income / (Loss)
   before income taxes / (benefits)    $ 84,951   $ 94,358      $ 29,065  $ 202,317  $ 196,582   $ 212,676   $ 207,300
Fixed Charges:
   Assumed interest component
     of rent expense                        892        764         1,655      1,289      1,225       1,769       1,633
   Interest expense                      21,218     23,966        46,004     39,386      1,490           0           0
                                         ------     ------        ------     ------      -----           -           -
   Total fixed charges                   22,110     24,730        47,659     40,675      2,715       1,769       1,633
                                         ------     ------        ------     ------      -----       -----       -----
Earnings plus fixed charges            $107,061   $119,088      $ 76,724  $ 242,992  $ 199,297   $ 214,445   $ 208,933
                                       ========   ========      ========  =========  =========   =========   =========
Ratio of earnings / (losses) to fixed
   charges                             4.8 to 1   4.8 to 1      1.6 to 1   6.0 to 1  73.4 to 1  121.2 to 1  127.9 to 1
                                       ========   ========      ========  =========  =========  ==========  ==========